UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HealthSouth Corporation
(Exact name of registrant as specified in its charter)

Delaware	63-0860407
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3660 Grandview Parkway, Suite 200, Birmingham, Alabama	35243
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Warrants to Purchase Common Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

HealthSouth Corporation (the “Company”) has issued 8,151,265 warrants (the “Warrants”) to purchase, in the aggregate, 8,151,265 shares of its common stock, par value $.01. A complete description of the terms of the Warrants is set forth in the Warrant Agreement, dated as of September 30, 2009, among the Company and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as Warrant Agent (the “Warrant Agreement”). The Warrant Agreement and the related form of global warrant certificate have been filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 4.1 to this Registration Statement on Form 8-A. The following description of the Warrants does not purport to be complete and is qualified in its entirety by reference to such Warrant Agreement, which is filed herewith and incorporated by reference herein.

The Warrants are being issued in connection with the settlement of the federal consolidated class action captioned In re HealthSouth Corp. Securities Litigation, Master Consolidation File No. CV-03-BE-1500-S (the “Settlement”). Once issued or transferred to the plaintiffs’ counsels, settlement administrator, escrow agent (in each case, such party as contemplated by the Settlement) or any such parties’ designees for distribution to authorized claimants, the Warrants will be exercisable from time to time on any business day until 5:00 p.m., New York City time, on January 17, 2017 (the “Exercise Period”), provided that the Company’s shelf registration statement covering the related issuance of shares of its common stock is effective and that such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which the holders of the Warrants reside. Each holder of a Warrant has the right, during the Exercise Period, to purchase from the Company the number of shares of the Company’s common stock which the holder may at the time be entitled to receive upon payment of the exercise price then in effect for such Warrant. The Warrants are expected to be listed on the New York Stock Exchange.

Each Warrant initially entitles the holder thereof, subject to adjustment pursuant to the terms of the Warrant Agreement, to purchase one share of common stock at an exercise price of $41.40 per share. The exercise price is payable by certified check, official bank check, or bank cashiers check payable to the order of the Company, by wire transfer of funds to an account designated by the Company for such purpose, or by Cashless Exercise (as defined in the Warrant Agreement) if the market price of the Warrants exceeds the exercise price of such Warrants. The Company is not required to issue fractional shares of common stock on the exercise of Warrants. In lieu of issuing fractional shares, the Company shall pay an amount in cash equal to the current market (as defined in the Warrant Agreement) price per share of common stock multiplied by such fraction, computed to the nearest whole U.S. cent.

Upon the occurrence of certain events set forth in the Warrant Agreement, the number of shares of common stock issuable upon exercise of a Warrant may be increased or reduced and the exercise price may be adjusted upward or downward. Subject to the exceptions specified in the Warrant Agreement, adjustments to the number of shares of common stock issuable upon exercise of a Warrant and the exercise price of a Warrant may be made if the Company:

•	Pays a stock dividend or makes another distribution of shares of its common stock to holders of common stock;

•	Subdivides its outstanding shares of common stock into a greater number of shares of common stock;

•	Combines its outstanding shares of common stock into a smaller number of shares of common stock; or

•	Issues, in a reclassification of its outstanding shares of common stock, other securities of the Company.

In the case of any recapitalization, reorganization, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction which is effected at any time during the Exercise Period in such a way that the holders of the common stock of the Company are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such common stock of the Company, each of the registered holders of Warrants will be entitled to receive, upon exercise of such Warrants and payment of the exercise price, the kind and amount of consideration receivable by the holders of the Company’s common stock. The Company is prohibited from entering into any such transaction unless, prior to the consummation thereof, the successor entity (if other than the Company) assumes by written instrument the obligation to deliver to each holder of Warrants such stock, securities or assets as such holder may be entitled to acquire.

Prior to the exercise of any Warrant, holders of Warrants are not entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions. Furthermore, the holders of Warrants are not entitled to receive any notice of any proceedings of the Company except in certain limited circumstances set forth in the Warrant Agreement.

Item 2. Exhibits.

4.1
Warrant Agreement, dated as of September 30, 2009, among the Company and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as Warrant Agent (including the related form of global warrant certificate).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 30, 2009	HealthSouth Corporation
	By:	/s/ John P. Whittington
Name: John P. Whittington
Title: Executive Vice President, General Counsel, and Corporate Secretary